UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE

ACT OF 1934

For the Month of September 2005

EDP – Energias de Portugal, S.A.

Praça Marquês de Pombal, 12

1250-162 Lisbon, Portugal

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.)

Form 20-F    ☒    Form 40-F    ☐

(Indicate by check mark whether the registrant by

furnishing the information contained in this form

is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes    ☐    No    ☒

Lisbon, September 26th 2005

CAIXA GERAL DE DEPOSITOS REDUCES HOLDING IN EDP’S SHARE CAPITAL FROM 9.796% TO 4.890%

In accordance with articles 16 and 17 of the Portuguese Securities Market Code, EDP – Energias de Portugal, S.A. (“EDP”) makes the following legal notice:

Caixa Geral de Depósitos, S.A. (“CGD”) notified EDP that, on September 23, 2005, sold to Parpública – Participações Públicas, S.G.P.S., S.A. (“Parpública”) 179,372,198 of “non-privatised” shares which represents 4.906% of EDP share capital.

CGD also informed EDP of the following:

1. Subsequent to this transaction, CGD reduced its direct and indirect shareholding in EDP from 358,176,841 shares, representing 9.796% of EDP share capital, to 178,804,643 shares, representing 4.890% of EDP share capital and 4.917% of the total voting rights;

2. The current direct shareholding of CGD in EDP amounts to 175,495,171 of privatised shares which represents 4.799% of EDP share capital and 4.826% of the total voting rights;

3. The indirect shareholding of CGD in EDP amounts to 3,309,472 shares corresponding to 0.091% of EDP share capital. CGD holds 100% of the share capital and corresponding voting rights of Caixa Seguros, SGPS, S.A., which in turn holds 100% of the share capital and corresponding voting rights of Companhia de Seguros Fidelidade-Mundial, S.A. and also 70% of the share capital and corresponding voting rights of Império Bonança, S.G.P.S., S.A., which in turn holds 100% of the share capital and corresponding voting rights of Império Bonança – Companhia de Seguros, S.A.

Fidelidade-Mundial owns 317,289 of EDP common stock, representing 0.009% of EDP share capital and 0.009% of the total voting rights. Império Bonança – Companhia de Seguros, S.A. owns 2,992,183 of EDP common stock, representing 0.082% of EDP share capital and 0.082% of the total voting rights.

EDP – Energias de Portugal, S.A.

EDP – Energias de Portugal, S.A. Listed Company Head Office: Praça Marquês de Pombal,12 1250-162 Lisboa Portugal Share Capital € 3 656 537 715 Registered with the Commercial Registry Office of Lisbon under no. 1805 Company Tax Number 500 697 256

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated September 28, 2005

EDP – Energias de Portugal, S.A.

By:	/s/ João Ramalho Talone
Name: Title:	João Ramalho Talone Chief Executive Officer